UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

Commission File Number 333-169701

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2010

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: ________________________

Read attached instruction sheet before preparing form. Please print or type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
______________________________________________________________________________

PART I -- REGISTRANT INFORMATION

Desert Hawk Gold Corp.

Full name of registrant

Former name if applicable

7115 North Division Street, Suite B  #351

Address of principal executive office (Street and number)

Spokane Washington 99208

City, state and zip code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.) ☒

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why the form 10-K, 11-K, 20-F, 10-Q or N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets of needed.)

The Company has been unable to complete the review process with the auditor.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Robert E. Jorgensen	(509)	465-4111
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

There are several significant changes in the results of operations from the prior corresponding period reflected in the current financial statements anticipated to be included in the subject report.  These changes are generally the result of the Company’s execution of its business plan by obtaining significant debt financing to carry out its business plan.  The proceeds from the debt, as it is drawn down, has been used to acquire property, plant and equipment ($387,000), and pay for operations (a loss of $3,233,846 for 2010, compared to a loss of $518,219 for 2009 is anticipated).  The increase in debt of $2.5 million is offset somewhat by prepaid interest and other financing costs, some of which has been accreted to interest and financing expense ($932,622 in 2010, compared to $44,057 in 2009).

There are no anticipated changes to previously filed reports for 2009.

DESERT HAWK GOLD CORP.
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2011	By:	/s/ Robert E. Jorgensen
Robert E. Jorgensen, Chief Executive Officer